United States securities and exchange commission logo





                           June 22, 2023

       Peretz Schapiro
       Interim Chief Operating Officer
       Snow Lake Resources Ltd.
       360 Main St 30th Floor
       Winnipeg, Manitoba R3C 4G1 Canada

                                                        Re: Snow Lake Resources
Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed June 1, 2023
                                                            File No. 333-272324

       Dear Peretz Schapiro:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3 filed June 1, 2023

       General

   1. We note disclosure in your Form 20-F for the year ended June 30, 2022 that, on Thursday,
                                                        September 29, 2022, at
the request of the concerned shareholders of the Company, the
                                                        Manitoba Court issued
an order enjoining the Company from issuing any securities prior to October 27, 2022. We
further note disclosure in your Form 6-K filed December 6,
                                                        2022, regarding certain
Notices of Application and Motion filed in the Court of King   s
                                                        Bench, Winnipeg Centre
on November 3, 2022 and November 7, 2022, respectively,
                                                        by Nova Minerals Ltd.
and other Dissident Shareholders. Please tell us whether this or other shareholder
litigation remains active and whether such litigation may affect your ability to conduct this
offering as described.
 Peretz Schapiro
FirstName
Snow LakeLastNamePeretz
           Resources Ltd. Schapiro
Comapany
June       NameSnow Lake Resources Ltd.
     22, 2023
June 22,
Page 2 2023 Page 2
FirstName LastName
2. We note your cover page disclosure that one or more selling securityholders may offer and sell securities under your prospectus. Please revise to disclose:

                The aggregate number of securities being offered by the selling shareholders;
                The initial offering transaction or transactions in which the securities were sold pursuant to Rule 430B(b)(2)(iii) of the Securities Act; and
                Confirm that all of the securities offered by the selling shareholders were issued and outstanding prior to filing your registration statement.

         Please also revise your fee table to include the securities being registered for resale.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Daniel Morris, Legal
Branch Chief, at (202) 551-3314 with any questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Energy & Transportation
cc:      Mark Katzoff, Esq.